October 28, 2013

Mr. Jeffrey Foor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II

Columbia Select Large-Cap Value Fund

Columbia Select Smaller-Cap Value Fund

(each individually “the Fund” and collectively, “the Funds”)

Post-Effective Amendment No. 94
File No. 333-131683/811-21852

Dear Mr. Foor:

This letter clarifies and replaces the responses to Comment 1 and Comment 9 (re-numbered to Comment 1 and Comment 2 below, respectively) filed in our response letter to you dated September 24, 2013 relating to the above-referenced Post-Effective Amendment (“the Filing”). Comments and updated responses are outlined below:

Comment 1.	In footnote (e) to the Annual Fund Operating Expenses table, confirm that all exclusions to the fee waiver are stated.

Response:	We confirm that all exclusions to the fee waiver are disclosed categorically or specifically within the footnote, while noting that certain disclosure therein could be deleted to make that point more clearly. In that regard, footnote (e) will be revised in the Funds’ next annual update to remove the following language: “certain fees and expenses, such as”.

Comment 2.	With regard to the following statement within each Fund’s principal investment strategies, please provide investors with a framework for understanding the number of issuers that the Fund could potentially invest in: “The Fund may hold a small number of securities consistent with its value investment approach”.

Response:	The Funds will add at their next annual update the following disclosure immediately after the above-noted sentence: The Fund has historically held between [XX] and [XX] securities in its portfolio; however, the Fund at any time may hold more or less securities than noted in this range.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the Filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1354 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Megan Garcy
Megan Garcy
Associate Counsel
Ameriprise Financial, Inc.